U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

FORM 4
                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
o Check this box if no longer
subject to Section 16.

               Filed pursuant to Section 16(a) of the Securities
            Exchange Act of 1934, Section 17(a) of the Public Utility
         Holding Company Act of 1935 or Section 30(f) of the Investment
                               Company Act of 1940

Form 4 or Form 5
obligations may continue.
See Instruction 1(b).


1. Name and Address of Reporting Person:
    Richard D. Surber
    268 West 400 South - Suite 300
    Salt Lake City, Utah 84101

2. Issuer Name and Ticker or Trading Symbol:
    Kelly's Coffee Group, Inc.
    OTC-Bulletin Board Symbol = KLYS

3. IRS or Social Security Number of Reporting Person (Voluntary):

4. Statement for Month/Year:
    May 2000

5. If Amendment, Date of Original(Month/Year):

6. Relationship of Reporting Person to Issuer (Check all applicable):
  _____ Director                    __X_____10% Owner

  _____ Officer(give title below)   __X___Other (specify below)

Surber owns 15.4% and has beneficial ownership of an additional 14.8% (as President of companies owning said shares) for a total of 30.2%.

                   Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

1.Title of
 Security       2. Transaction   3. Transaction  4. Securities Acquired (A)       5. Amount of     6. Ownership      7. Nature
(Instr. 3)          Date             Code           or Disposed of (D)             Securities          Form:         of Indirect
                 (Month/Day/Year)   (Instr. 8)        (Instr. 3, 4 and 5)         Beneficially       Direct (D) or     Beneficial
                                                                                  Owned at End        Indirect (I)      Ownership
                                                                                   of Month           (Instr. 4)       (Instr. 4)
                                                                                 (Instr. 3 and 4)
                                                               (A) or
                                     Code     V       Amount    (D)    Price

Common Stock       May 2, 2000        S              250,000      D     $0.1163    15,653,340             I       Oasis Int'l
                                                                                                                 Hotel & Casino,Inc.
Common Stock       May 2, 2000        S               65,000      D     $0.1159    15,653,340             I       Oasis Int'l
                                                                                                                 Hotel & Casino,Inc.
Common Stock       May 3, 2000        S              140,000      D     $0.1065    15,653,340             I       Oasis Int'l
                                                                                                                 Hotel & Casino,Inc.
Common Stock       May 4, 2000        S              282,000      D     $0.1066    15,653,340             I       Oasis Int'l
                                                                                                                 Hotel & Casino,Inc.
Common Stock       May 5, 2000        S              273,500      D     $0.1454    15,653,340             I       Oasis Int'l
                                                                                                                 Hotel & Casino,Inc.


Reminder:  Report on a separate line for each class of securities beneficially owned directly or indirectly.              (Over)
                                                              (Print or Type Responses)                              SEC 1474 (8-92)





Common Stock       May 8, 2000         S              240,000      D     $0.1745    15,653,340             I       Oasis Int'l
                                                                                                                 Hotel & Casino,Inc.
Common Stock       May 9, 2000         S              262,500      D     $0.1793    15,653,340             I       Oasis Int'l
                                                                                                                 Hotel & Casino,Inc.
Common Stock       May 9, 2000         S              100,000      D     $0.1792    15,653,340             D

Common Stock       May 10, 2000        S              204,500      D     $0.1745    15,653,340             I       Oasis Int'l
                                                                                                                 Hotel & Casino,Inc.
Common Stock       May 10, 2000        S              100,000      D     $0.1743    15,653,340             D

Common Stock       May 11, 2000        S               15,000      D     $0.1435    15,653,340             I       Oasis Int'l
                                                                                                                 Hotel & Casino,Inc.
Common Stock       May 12, 2000        S               50,000      D     $0.1449    15,653,340             D

Common Stock       May 12, 2000        S               45,000      D     $0.1448    15,653,340             I       Oasis Int'l
                                                                                                                 Hotel & Casino,Inc.
Common Stock       May 15, 2000        S              110,000      D     $0.1452    15,653,340             I       Oasis Int'l
                                                                                                                 Hotel & Casino,Inc.
Common Stock       May 15, 2000        S               15,000      D     $0.1400    15,653,340             I       Oasis Int'l
                                                                                                                 Hotel & Casino,Inc.
Common Stock       May 15, 2000        S               20,000      D     $0.1450    15,653,340             I       Oasis Int'l
                                                                                                                 Hotel & Casino,Inc.
Common Stock       May 16, 2000        S               10,000      D     $0.1280    15,653,340             I       Oasis Int'l
                                                                                                                 Hotel & Casino,Inc.
Common Stock       May 22, 2000        S                5,000      D     $0.0990    15,653,340             I       Oasis Int'l
                                                                                                                 Hotel & Casino,Inc.
Common Stock       May 23, 2000        S               20,000      D     $0.1052    15,653,340             I       Oasis Int'l
                                                                                                                 Hotel & Casino,Inc.
Common Stock       May 30, 2000        S               25,000      D     $0.0861    15,653,340             I       Oasis Int'l
                                                                                                                 Hotel & Casino,Inc.
Common Stock       May 31, 2000        S              379,000      D     $0.0678    15,653,340             I       Oasis Int'l
                                                                                                                 Hotel & Casino,Inc.
Common Stock       May 31, 2000        S               30,000      D     $0.1000    15,653,340             I       Oasis Int'l
                                                                                                                 Hotel & Casino,Inc.





Reminder:  Report on a separate line for each class of securities beneficially owned directly or indirectly.            (Over)
                                                              (Print or Type Responses)                              SEC 1474 (8-92)


FORM 4(continued)          Table II -- Derivative
                      Securities Acquired, Disposed of, or
                     Beneficially Owned (e.g., puts, calls,
                         warrants, options, convertible
                                   securities)

1. Title of    2. Conversion or  3. Transaction      4. Trans-    5. Number of        6. Date          7. Title and       8. Price
   Derivative Exercise Price of  Date (Month/           action      Derivative       Exercisable and     Amount of            of
   Security     Derivative        Day/Year)             Code        Securities      Expiration Date      Underlying          Deriv-
  (Instr. 3)     Security                            (Instr. 8)    Acquired (A) or     (Month/         Securities           ative
                                                                    Disposed of (D)    Day/Year)      (Instr. 3 and 4)     Security
                                                                  (Instr. 3, 4,& 5)                                        (Instr.5)
                                                                                      Date    Expir-           Amt.. or
                                                      Code  V      (A)     (D)        Exer-   ation    Title    No.of
                                                                                     cisable   Date             Shares




                         Table II (continued)

9. Number          10.Owner-       11. Nature
    of             ship Form            of
 Derivative           of             Indirect
 Securities       Derivative        Beneficial
Beneficially       Security:          Owner-
   Owned at         Direct (D)         ship
   End of         or Indirect       (Instr. 4)
    Month            (I)
(Instr. 4)         (Instr. 4



Explanation of Responses:

Pursuant to Section 16(a) of the Securities Exhchange Act of 1934, this filing shall not be deemed an admission that Richard D. Surber is, for purposes of
Section 16 of the Act or otherwise, the beneficial owner of any equity securities covered by this statement.


** Intentional misstatements or omission of facts constitute
         Federal Criminal Violations.
 See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

     /s/Richard D. Surber                                     June 2, 2000
     -------------------------                                -------------
  **Signature of Richard D. Surber, individually                  Date



Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, See Instruction 6 for procedure.
                                                                         Page 2
                                                               SEC 1474 (8-92)